TERMS SUPPLEMENT NO. 67 dated April 4, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-140456

Natixis Securities North America Inc.

Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Monthly

Offerings:	This terms supplement relates to three separate offerings of notes, each of which is linked to one, and only one, Reference Share. You may participate in any or all of the note offerings. This terms supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Shares described below.

Issue Price:	100%

		Coupon					Aggregate
Reference	Initial	Rate			Share		Face
Share	Reference	Per	Knock-In	Knock-In	Redemption	Maturity	Amount	Fees and	Proceeds	CUSIP/ISIN
(Ticker)	Level	Annum	Level	Price	Amount	Date	of Notes	Commissions	to Issuer	of Notes
Freeport-McMoRan Copper & Gold Inc. (FCX)	[•]	13.30%	65%	[•]	[•]	October 30, 2008	[•]	[•]	[•]	282645FQ8/ US282645FQ83
Las Vegas Sands Corp.(LVS)	[•]	14.00%	65%	[•]	[•]	October 30, 2008	[•]	[•]	[•]	282645FR6/ US282645FR66
Lehman Brothers Holdings Inc. (LEH)	[•]	19.05%	65%	[•]	[•]	October 30, 2008	[•]	[•]	[•]	282645FS4/ US282645FS40

Trade Date:	April 25, 2008

Original Issue Date:	April 30, 2008

Determination Date:	For each note offering, the Determination Date will be October 27, 2008.

Interest Payment Dates:	For each note offering, interest is paid monthly in arrears in six equal payments on each of the following dates: May 30, 2008; June 30, 2008; July 30, 2008; August 29, 2008; September 30, 2008 and October 30, 2008.

Initial Reference Level:	For each note offering, the reference level of the applicable Reference Share, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	For each note offering, the closing price of the applicable Reference Share quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the applicable Reference Share quoted by the Relevant Exchange has not been below the Knock-In Price of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level of the applicable Reference Share. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of the applicable Reference Share.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc.
9 West 57th St., 35th Floor
Attn: General Counsel
Telephone No.: +1 212 891 6137
Facsimile No.: +1 212 891 1922.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 866-369-6147.

Additional Terms Specific to the Notes

You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

Unless otherwise stated, all information contained herein on the Reference Shares and on the issuers of the Reference Shares (each a Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

Each of the Reference Shares is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.

In addition, information regarding the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the

Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuers after the date of this terms supplement.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Any historical upward or downward trend in the price of any of the Reference Shares during any period shown in this terms supplement is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this terms supplement.

Hypothetical Returns on the Notes

The tables of hypothetical returns contained in this terms supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this terms supplement.

Supplemental Information Regarding Taxation in the United States

The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

Deposit Interest for each note offering equals 2.72%. The Put Premium is the Interest Rate minus the Deposit Interest.

In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no. 1.

Supplemental Plan of Distribution

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of the Trade Date between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of Freeport-McMoRan Copper & Gold Inc.

ISIN: US35671D8570
Relevant Exchange: New York Stock Exchange

According to its publicly available documents, Freeport-McMoRan Copper & Gold Inc. is a copper, gold and molybdenum mining company. Its principal asset is the Grasberg minerals district in Papua, Indonesia. Information provided to or filed with the SEC by Freeport-McMoRan Copper & Gold Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-09916.

Historical Performance of Freeport-McMoRan Copper & Gold Inc.

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005

First Quarter	$40.30	$28.35	$29.39

Second Quarter	$36.34	$25.60	$34.00

Third Quarter	$37.52	$30.43	$30.61

Fourth Quarter	$31.04	$18.61	$19.42

2006

First Quarter	$24.50	$18.90	$21.27

Second Quarter	$29.79	$19.22	$29.79

Third Quarter	$33.36	$27.47	$33.26

Fourth Quarter	$36.19	$29.05	$30.72

2007

First Quarter	$36.59	$29.09	$30.64

Second Quarter	$38.15	$28.99	$37.80

Third Quarter	$38.02	$29.18	$36.70

Fourth Quarter	$42.64	$24.89	$24.89

2008

First Quarter	$28.98	$17.83	$19.05

Second Quarter (through April 2, 2008)	$20.97	$20.15	$20.97

Table of Hypothetical Returns of Freeport-McMoRan Copper & Gold Inc.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $20.97 and a hypothetical Knock-In Level of $13.6305. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing
Price of Reference
Shares on
Determination Date
(Freeport-McMoRan	Value of Payment at	6 Monthly Interest	6 Month Total Return
Copper & Gold Inc.)	Maturity	Payments	$	%

Greater than: $20.97	$1,000.00	$66.50	$1,066.50	6.6500%

$20.97	$1,000.00	$66.50	$1,066.50	6.6500%

$18.52	$1,000.00	$66.50	$1,066.50	6.6500%

$16.08	$1,000.00	$66.50	$1,066.50	6.6500%

$13.64	$1,000.00	$66.50	$1,066.50	6.6500%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date. The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $20.97 and a hypothetical Knock-In Level of $13.6305. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing
Price of Reference
Shares on
Determination Date
(Freeport-McMoRan	Value of Payment at		6 Monthly Interest	6 Month Total Return
Copper & Gold Inc.)	Maturity		Payments	$	%

Greater than: $20.97	$1,000.00		$66.50	$1,066.50	6.650%

$20.97	$1,000.00		$66.50	$1,066.50	6.650%

$18.87	$900.00	*	$66.50	$966.50	—3.350%

$16.78	$800.00	*	$66.50	$866.50	—13.350%

$14.68	$700.00	*	$66.50	$766.50	—23.350%

$10.07	$600.00	*	$66.50	$666.50	—33.350%

$8.39	$500.00	*	$66.50	$566.50	—43.350%

$4.03	$400.00	*	$66.50	$466.50	—53.350%

$3.02	$300.00	*	$66.50	$366.50	—63.350%

$0.81	$200.00	*	$66.50	$266.50	—73.350%

$0.40	$100.00	*	$66.50	$166.50	—83.350%

$0.00	$0.00	*	$66.50	$66.50	—93.350%

*	Payable in Reference Shares of Freeport-McMoRan Copper & Gold Inc.

Description of Las Vegas Sands Corp.

ISIN: US5178341070
Relevant Exchange: New York Stock Exchange

According to its publicly available documents, Las Vegas Sands Corp. and its subsidiaries own and operate The Venetian Resort Hotel Casino, The Palazzo Resort Hotel Casino, The Sands Expo and Convention Center and The Congress Center in Las Vegas, Nevada, and the Sands Macao and The Venetian Macao Resort Hotel in Macao, China. They are also creating a development of integrated resort properties, anchored by The Venetian Macao Resort Hotel in Macao. In addition, they are developing Marina Bay Sands, an integrated resort in Singapore, and Sands Bethworks, an integrated resort in Bethlehem, Pennsylvania. Information provided to or filed with the SEC by Las Vegas Sands Corp. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-32373.

Historical Performance of Las Vegas Sands Corp.

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005

First Quarter	$50.79	$42.05	$45.00

Second Quarter	$44.26	$33.70	$35.75

Third Quarter	$40.42	$31.65	$32.91

Fourth Quarter	$45.83	$29.69	$39.47

2006 First Quarter	$56.72	$38.68	$56.66

Second Quarter	$77.86	$55.00	$77.86

Third Quarter	$77.15	$59.41	$68.35

Fourth Quarter	$97.00	$67.77	$89.48

2007 First Quarter	$108.59	$81.02	$86.61

Second Quarter	$90.74	$72.83	$76.39

Third Quarter	$139.71	$76.64	$133.42

Fourth Quarter	$144.56	$103.05	$103.05

2008 First Quarter	$100.32	$71.85	$73.64

Second Quarter (through April 2, 2008)	$78.51	$77.62	$78.51

Table of Hypothetical Returns of Las Vegas Sands Corp.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $78.51 and a hypothetical Knock-In Level of $51.0315. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing Price
of Reference Shares on
Determination Date	Value of Payment at	6 Monthly Interest	6 Month Total Return
(Las Vegas Sands Corp.)	Maturity	Payments	$	%

Greater than: $78.51	$1,000.00	$70.00	$1,070.00	7.0000%

$78.51	$1,000.00	$70.00	$1,070.00	7.0000%

$69.35	$1,000.00	$70.00	$1,070.00	7.0000%

$60.19	$1,000.00	$70.00	$1,070.00	7.0000%

$51.04	$1,000.00	$70.00	$1,070.00	7.0000%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $78.51 and a hypothetical Knock-In Level of $51.0315. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing Price
of Reference Shares on
Determination Date	Value of Payment at		6 Monthly Interest	6 Month Total Return
(Las Vegas Sands Corp.)	Maturity		Payments	$	%

Greater than: $78.51	$1,000.00		$70.00	$1,070.00	7.000%

$78.51	$1,000.00		$70.00	$1,070.00	7.000%

$70.66	$900.00	*	$70.00	$970.00	—3.000%

$62.81	$800.00	*	$70.00	$870.00	—13.000%

$54.96	$700.00	*	$70.00	$770.00	—23.000%

$37.68	$600.00	*	$70.00	$670.00	—33.000%

$31.40	$500.00	*	$70.00	$570.00	—43.000%

$15.07	$400.00	*	$70.00	$470.00	—53.000%

$11.31	$300.00	*	$70.00	$370.00	—63.000%

$3.01	$200.00	*	$70.00	$270.00	—73.000%

$1.51	$100.00	*	$70.00	$170.00	—83.000%

$0.00	$0.00	*	$70.00	$70.00	—93.000%

*	Payable in Reference Shares of Las Vegas Sands Corp.

Description of Lehman Brothers Holdings Inc.

ISIN: US5249081002

Relevant Exchange: New York Stock Exchange

According to its publicly available documents, Lehman Brothers Holdings Inc. serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth individuals worldwide. It provides services in equity and fixed income sales, trading and research, investment banking, asset management, private investment management and private equity. Its worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by a network of offices in North America, Europe, the Middle East, Latin America and the Asia Pacific region. Information provided to or filed with the SEC by Lehman Brothers Holdings Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-09466.

Historical Performance of Lehman Brothers Holdings Inc.

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005

First Quarter	$48.10	$42.93	$47.08

Second Quarter	$49.64	$43.78	$49.64

Third Quarter	$58.47	$49.47	$58.24

Fourth Quarter	$66.42	$53.09	$64.09

2006

First Quarter	$74.36	$64.07	$72.27

Second Quarter	$78.01	$59.42	$65.15

Third Quarter	$74.55	$59.97	$73.86

Fourth Quarter	$78.65	$71.39	$78.12

2007

First Quarter	$85.80	$70.02	$70.07

Second Quarter	$81.30	$69.16	$74.52

Third Quarter	$74.86	$51.57	$61.73

Fourth Quarter	$65.65	$55.96	$65.44

2008

First Quarter	$66.00	$31.75	$37.64

Second Quarter (through April 2, 2008)	$44.34	$44.07	$44.07

Table of Hypothetical Returns of Lehman Brothers Holdings Inc.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $44.07 and a hypothetical Knock-In Level of $28.6455. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing
Price of Reference
Shares on
Determination Date
(Lehman Brothers	Value of Payment at	6 Monthly Interest	6 Month Total Return
Holdings Inc.)	Maturity	Payments	$	%

Greater than: $44.07	$1,000.00	$95.25	$1,095.25	9.5250%

$44.07	$1,000.00	$95.25	$1,095.25	9.5250%

$38.93	$1,000.00	$95.25	$1,095.25	9.5250%

$33.79	$1,000.00	$95.25	$1,095.25	9.5250%

$28.66	$1,000.00	$95.25	$1,095.25	9.5250%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $44.07 and a hypothetical Knock-In Level of $28.6455. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing
Price of Reference
Shares on
Determination Date
(Lehman Brothers	Value of Payment at		6 Monthly Interest	6 Month Total Return
Holdings Inc.)	Maturity		Payments	$	%

Greater than: $44.07	$1,000.00		$95.25	$1,095.25	9.525%

$44.07	$1,000.00		$95.25	$1,095.25	9.525%

$39.66	$900.00	*	$95.25	$995.25	—0.475%

$35.26	$800.00	*	$95.25	$895.25	—10.475%

$30.85	$700.00	*	$95.25	$795.25	—20.475%

$21.15	$600.00	*	$95.25	$695.25	—30.475%

$17.63	$500.00	*	$95.25	$595.25	—40.475%

$8.46	$400.00	*	$95.25	$495.25	—50.475%

$6.35	$300.00	*	$95.25	$395.25	—60.475%

$1.69	$200.00	*	$95.25	$295.25	—70.475%

$0.85	$100.00	*	$95.25	$195.25	—80.475%

$0.00	$0.00	*	$95.25	$95.25	—90.475%

*	Payable in Reference Shares of Lehman Brothers Holdings Inc.